UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE LGL GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-106	38-1799862
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

2525 Shader Road, Orlando, FL		32804
(Address of Principal Executive Offices)		(Zip Code)

Patti A. Smith, Chief Financial Officer: (407) 298-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A Conflict Minerals Report for the calendar year ended December 31, 2014, is filed herewith as Exhibit 1.01 and is available at www.mtronpti.com, under the heading "Quality," and www.lglgroup.com, under the heading "Corporate Governance."
Item 1.02 Exhibit
A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE LGL GROUP, INC.

By :	/s/ Patti A. Smith		Date:	June 1, 2015
	Name:	Patti A. Smith
	Title:	Chief Financial Officer